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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CHAMPIONSHIP AUTO RACING TEAMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

158711101

(Cusip Number)

OPEN WHEEL RACING SERIES LLC
275 Middlefield Road, Second Floor
Mento Park, CA 94025
Attention: Kevin Kalkhoven
(650) 329-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158711101	13 D	Page 2 of 13

1.	Name of Reporting Person: OPEN WHEEL RACING SERIES LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 158711101	13 D	Page 3 of 13

1.	Name of Reporting Person: 21st CENTURY RACING HOLDINGS LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 158711101	13 D	Page 4 of 13

1.	Name of Reporting Person: KEVIN KALKHOVEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9%(2)

14.	Type of Reporting Person (See Instructions): IN

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 158711101	13 D	Page 5 of 13

1.	Name of Reporting Person: BIG BANG RACING LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 158711101	13 D	Page 6 of 13

1.	Name of Reporting Person: PAUL GENTILOZZI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 158711101	13 D	Page 7 of 13

1.	Name of Reporting Person: WILLIS CAPITAL, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No. 158711101	13 D	Page 8 of 13

1.	Name of Reporting Person: GERALD R. FORSYTHE		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)       As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)       Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

BACKGROUND

     This Schedule 13D is filed by the Reporting Persons identified in Item 2 in connection with the formation by the Reporting Persons of a group to propose an acquisition of the issuer, Championship Auto Racing Teams, Inc. (“CART”). The group’s proposal is set forth in an offer letter delivered by Open Wheel Racing Series LLC (“Open Wheel Racing”) to CART on August 15, 2003, a copy of which is attached hereto as Exhibit 99.1. Gerald R. Forsythe (“Mr. Forsythe”) was invited to form the group by the CART Board of Directors pursuant to a letter delivered to Mr. Forsythe by the CART Board of Directors on August 11, 2003, a copy of which is attached hereto as Exhibit 99.2.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share of CART (the “Common Stock”) which has its principal executive offices at 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Open Wheel Racing Series LLC, 21st Century Racing Holdings LLC, Kevin Kalkhoven (“Mr. Kalkhoven”) Big Bang Racing LLC, Paul Gentilozzi (“Mr. Gentilozzi”), Willis Capital, L.L.C., and Gerald R. Forsythe, (collectively the “Reporting Persons”) with respect to shares of Common Stock which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934 as amended (the “Act”).

     Open Wheel Racing Series LLC is organized under the laws of the State of Delaware, and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Open Wheel Racing is a specially-formed entity whose principal business is to acquire all outstanding capital stock and attached rights of CART. The members of Open Wheel Racing are 21st Century Racing Holdings LLC, Big Bang Racing LLC, and Willis Capital, L.L.C.

     21st Century Racing Holdings LLC is organized under the laws of the State of Delaware, and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. 21st Century Racing Holdings LLC is a specially-formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The sole member of 21st Century Racing Holdings LLC is Mr. Kalkhoven.

     Mr. Kalkhoven is a United Kingdom citizen and his business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Mr. Kalkhoven’s present principal occupation is that of an investor. Mr. Kalkhoven is a member of Kalkhoven, Pettit, Levin and Johnson Ventures, LLC, whose principal business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025.

     Big Bang Racing LLC is organized under the laws of the State of Delaware and its principal office is located at 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Big Bang Racing LLC is a specially-formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The members of Big Bang Racing LLC are Paul Gentilozzi, Motorock LLC (“Motorock”) and Carl Russo.

     Mr. Gentilozzi is a United States citizen and his business address is 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Mr. Gentilozzi’s principal occupation is that of an investor. Mr. Gentilozzi is a shareholder and the CEO of Motorock. Mr. Gentilozzi is also CEO of Rocketsports Inc. and Gentilozzi Real Estate, Inc.

     Willis Capital, L.L.C., is organized under the laws of the State of Delaware and its principal office is located at 1111 South Willis Avenue, Wheeling, Illinois 60090. Willis Capital, L.L.C., is a specially-formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The members of Willis

Capital, L.L.C., are Mr. Forsythe, Forsythe Racing, Inc., Indeck Energy Services, Inc. (“IES”), and Indeck-Ilion Cogeneration Corp. (Indeck-Ilian”), a wholly-owned subsidiary of IES.

     Mr. Forsythe is a United States citizen and his business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe’s principal occupation is Chairman and CEO of Indeck Power Equipment Company (IES, Indeck-Ilion, and Forsythe Racing, Inc.).

     Forsythe Racing, Inc. is organized under the laws of the State of Illinois and its principal office is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe is the Chairman and CEO of Forsythe Racing, Inc. The directors of Forsythe Racing, Inc., are: Gerald R. Forsythe, Michelle R. Fawcett, Marsha L. Fournier, Monica J. Breslow, and Melissa F. Bernadette.

     IES is organized under the laws of the State of Illinois and its principal office is 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. Mr. Forsythe is the Chairman and CEO of IES. The directors of IES are: Gerald R. Forsythe, Michelle R. Fawcett, Marsha L. Fournier, Monica J. Breslow, Melissa F. Bernadette, Lawrence A. Lagowski, and Thomas M. Campone.

     Indeck-Ilion is organized under the laws of the State of Illinois and its principal office is 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. Mr. Forsythe is the Chairman and CEO of Indeck-Ilion. The directors of Indeck-Ilion are: Gerald R. Forsythe, Marsha L. Fournier, Lawrence A. Lagowski, and Thomas M. Campone.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock beneficially owned by the Reporting Persons is currently beneficially owned by Willis Capital, L.L.C. Willis Capital, L.L.C., pursuant to the Open Wheel Racing Operating Agreement dated August 15, 2003 (the “Operating Agreement”), a copy of which is attached hereto as Exhibit 99.3, has agreed to contribute its shares of Common Stock towards its capital contribution to Open Wheel Racing. The other members of Open Wheel Racing will contribute cash. Mr. Kalkhoven will use personal funds to fund the obligation of 21st Century Racing Holdings LLC; the obligation of Big Bang Racing LLC will be funded by capital contribution from its members, who will in turn use personal funds or working capital. Open Wheel Racing intends to use the capital contributions of its members to fund the proposed acquisition of CART.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of forming Open Wheel Racing is to acquire all outstanding stock and attached rights of CART. Open Wheel Racing offered to acquire all the outstanding Common Stock and attached rights, together with any other securities convertible into or exercisable for capital stock of CART, for a total of $7.4 million in cash (the “Acquisition”). If Open Wheel Racing and CART are able to reach agreement on the terms of the Acquisition, the Acquisition would be effected by a reverse triangular merger, tender offer or other method selected by Open Wheel Racing and CART. Open Wheel Racing’s proposal is set forth in an offer letter sent to the CART Board of Directors on August 15, 2003 outlining its offer (the “Offer Letter”), attached hereto as Exhibit 99.1.

     The offer price is less than the market price of Common Stock on the date of the offer letter. The offer price reflects the fact that CART will require significant additional capital to maintain its ongoing operations. The Reporting Persons believe that if such capital were raised through an equity financing, even if such equity financing were possible, CART shareholders would likely suffer sufficient dilution to reduce the market price of the Common Stock to less than the offer price. If a third party, which intends to continue to operate the business of CART makes a superior offer, the Reporting Persons at present intend to support such superior offer.

     The Offer Letter sets forth a number of conditions to the willingness of Open Wheel Racing to pursue the Acquisition, including without limitation the ability of the parties to reach agreement on a definitive agreement, resolution of certain litigation, and the satisfactory completion of due diligence. The Offer Letter contemplates that the transaction would proceed only with the approval of the Board of Directors (including a majority of the disinterested directors) after receipt of a fairness opinion, and approval of holders of a majority of voting shares not held by members of Open Wheel Racing.

     The Offer Letter does not commit either CART or Open Wheel Racing to complete the Acquisition; rather, such a commitment will arise only if the parties reach agreement on a definitive agreement. However, the Offer Letter does require CART, if accepted, to notify Open Wheel Racing of any other proposals to acquire CART, as more particularly provided in the Offer Letter. The Reporting Persons expect to discuss their proposal to acquire the Common Stock with the management and board of directors of CART. The Reporting Persons reserve the right to modify their proposal in any way as a result of these discussions, or to withdraw the proposal at any time.

     The Reporting Persons believe that an Acquisition presents the best opportunity to continue the CART racing series, including the support series. The Reporting Persons would like CART to continue to provide a forum for open-wheel racing in North America and worldwide. The Reporting Persons believe that CART’s format, which features racing events on superspeedways, ovals, temporary street courses in urban settings and permanent road courses, can be successful with the proper organizational and capital structure.

     As a result, if Open Wheel Racing completes the Acquisition, Open Wheel Racing intends to continue to operate the business of CART, including continuing to sanction the motorsports series currently known as “Bridgestone Presents the Champ Car World Series Powered by Ford.” In order to improve the financial outlook for CART, the Reporting Persons are considering several actions. These possible actions focus on three constituencies: fans, sponsors and teams. For the fans, these actions include seeking to broaden the fan base by maintaining the current series format as well as entering into strategic agreements with other parties (including Motorock) to organize and conduct music festivals, concerts, events and contests in conjunction with CART racing events. The Reporting Persons plan to provide enhanced value to sponsors by increasing the fan base both at race venues and via other broadcast mediums. The Reporting Persons believe that the financial interests of the teams are best promoted by creating a stable business environment to allow the successful operation of the teams over the long term. In order to keep the racing and support series operating, the Reporting Persons may consider taking additional actions including evaluating the racing schedule to support the focus areas of fans, sponsors and teams, expanding promoter relationships and increasing the number of street races in the racing series. The Reporting Persons’ first priority for CART is to stabilize its financial outlook. Members of Open Wheel Racing have committed initial additional funding of $15,000,000 by Open Wheel Racing after the Acquisition; this commitment would enable Open Wheel Racing to provide additional funding to CART.

     If the proposed Acquisition is completed, Open Wheel Racing, as the sole stockholder of CART, may (and, in fact, expects to) change the present board of directors and management of CART. Open Wheel Racing may also make changes to CART’s charter or bylaws or take other actions that may impede the acquisition of control of CART by another person. Upon completion of the Acquisition, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and the Common Stock would be delisted.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)      The Reporting Persons beneficially own an aggregate of 3,377,400 shares of Common Stock, representing approximately 22.9% of the outstanding shares of Common Stock based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

     (b)      As of the date of filing, the shares that are the subject of this Schedule 13D are currently held by Mr. Forsythe, Forsythe Racing, Inc., IES, and Indeck-Ilion. Such parties have committed to contribute their Common Stock to Willis Capital, L.L.C. Once the shares have been contributed, Willis Capital, L.L.C., will have the sole power to vote and dispose of 3,377,400 shares of Common Stock until such Common Stock is contributed to Open Wheel Racing Series LLC, subject to the limitations in the Operating Agreement and the Voting Agreements described in Item 6 below. Mr. Forsythe is the sole manager of Willis Capital, L.L.C.

     (c)      The Reporting Persons have not made any purchases of CART Common Stock over the past 60 days.

     (d)      Not applicable.

     (e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to a letter delivered to Mr. Forsythe by the CART Board of Directors on August 11, 2003 (the “August 11 Letter”), attached hereto as Exhibit 99.2, the CART Board of Directors approved the formation of a group for purposes of formulating an acquisition proposal, provided that if the acquisition proposal is abandoned, withdrawn or rejected by the board, such group will disband.

     On August 15, 2003, 21st Century Racing Holdings LLC, Big Bang Racing LLC, and Willis Capital, L.L.C., executed the Operating Agreement, attached hereto as Exhibit 99.3. The Operating Agreement, together with the other agreements referred to in this Schedule 13D, represents the agreement among the Reporting Persons relating to the Acquisition. The Operating Agreement also restricts Willis Capital, L.L.C.’s ability to transfer any Common Stock it holds and to the extent such shares are not subject to the Voting Agreements described below, to vote such Common Stock as directed by Open Wheel Racing.

     The shares currently owned by Willis Capital, L.L.C. are subject to voting agreements with CART dated October 16, 2002, and September 11, 2002 (the “Voting Agreements”), pursuant to which all Common Stock acquired in excess of 15% of the outstanding stock must be voted consistent with the recommendation of the CART Board of Directors on all strategic matters for a period of three years. Other than the Operating Agreement and the Voting Agreements, the Common Stock beneficially owned by the Reporting Persons is not pledged or otherwise subject to a contingency the occurrence of which would give a person (other than Open Wheel Racing) voting power or investment power over such stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits to this Schedule 13D:

99.1	Offer Letter from Open Wheel Racing Series LLC to CART dated August 15, 2003.

99.2	Letter from CART to Mr. Forsythe dated August 11, 2003.

99.3	Open Wheel Racing Series LLC Operating Agreement dated August 15, 2003.

99.4	Agreement of Joint Filing among the Reporting Persons dated August 15, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: 8/15/2003

OPEN WHEEL RACING SERIES LLC

By:	/s/ Kevin Kalkhoven Kevin Kalkhoven, a Manager

21ST CENTURY RACING HOLDINGS LLC

By:	/s/ Kevin Kalkhoven Kevin Kalkhoven, Managing Member

/s/ Kevin Kalkhoven Kevin Kalkhoven

BIG BANG RACING LLC

By:	/s/ Paul Gentilozzi Paul Gentilozzi, Managing Member

/s/ Paul Gentilozzi Paul Gentilozzi

WILLIS CAPITAL, L.L.C.

By:	/s/ Gerald R. Forsythe Gerald R. Forsythe, Manager

/s/ Gerald R. Forsythe Gerald R. Forsythe